Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5097 susan@inspirgroup.com

ASUR Calls for a Shareholders’ Meeting

MEXICO CITY, March 7th, 2024 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that its General Annual Ordinary Shareholders' Meeting will be held on April 24th, 2024 and announced the agenda for the meeting.

The following is the complete text of the call to assembly for the shareholders' meeting:

CALL TO ASSEMBLY FOR ORDINARY ANNUAL GENERAL MEETING OF THE

SHAREHOLDERS OF GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

By resolution of the Board of Directors adopted at the meeting held on the 7th of March 2024 and pursuant to the provisions of Articles 36, 37 and other provisions of the bylaws of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Company”) and Articles 181 and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company's shareholders are hereby called to attend the Ordinary Annual General Shareholders' Meeting (the “Meeting”), which will take place at 10 o’clock a.m. on the 24th of April 2024, at the Company's offices at Bosque de Alisos No. 47-A 4th floor, Colonia Bosque de las Lomas, 05120, Mexico City, Mexico, in order to discuss the following matters:

A G E N D A

I.	Presentation and, if applicable, approval of the following:

a.	Report of the Chief Executive Officer, in accordance with Article 172 of the General Corporations Law and of Article 44, subsection XI, of the Securities Market Law (“Ley del Mercado de Valores”), accompanied by the independent auditor's report, in connection with the operations and results for the fiscal year ended the 31st of December 2023, as well as of the Board of Directors' opinion of the content of such report;

b.	Report of the Board of Directors in accordance with Article 172, subsection b, of the General Corporations Law, which contains the main policies, as well as the accounting and reporting criteria followed in the preparation of the financial information of the Company;

c.	Report of the activities and operations in which the Board of Directors intervened, in accordance with Article 28 IV (e) of the Securities Market Law;

d.	Individual and consolidated financial statements of the Company for the fiscal year ended the 31st of December 2023;

e.	Annual report on the activities carried out by the Audit Committee of the Company in accordance with Article 43 of the Securities Market Law and report on the Company's subsidiaries. Resolutions thereon; and

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f.	Report on compliance with the tax obligations of the Company for the fiscal year ended the 31st of December 2022, in accordance with Article 76, section XIX of the Income Tax Law. Resolutions thereon.

II.	Proposal on and, if applicable, approval of the application of the Company's results for the year:

a.	Proposal for increase of the legal reserve;

b.	Proposal by the Board of Directors to pay an ordinary net dividend in cash from accumulated retained earnings in the amount of $10.926 (ten pesos and ninety-two point six cents, Mexican legal tender), payable in May 2024, as well as an extraordinary net dividend in cash from accumulated retained earnings in the amount of $10.00 (ten pesos and zero cents, Mexican legal tender), payable in June 2024, for each of the ordinary "B" and "BB" Series shares. Resolutions thereon; and

c.	Proposal and, if applicable, approval of the maximum amount that may be used by the Company to repurchase its shares in 2024 pursuant to Article 56 of the Securities Market Law; proposal and, if applicable, approval of the provisions and policies regarding the repurchase of Company shares. Resolutions thereon.

III.	Ratification, if applicable, of the administration by the Board of Directors and the Chief Executive Officer for the fiscal year of 2023 and appointment or ratification, as applicable, of (i) the persons who comprise or will comprise the Board of Directors of the Company, once assessed as independent, as applicable, (ii) the Chairperson of the Audit and Corporate Practices Committee, and (iii) the persons to serve on the Nominations and Compensations Committee of the Company; determination of corresponding compensations. Resolutions thereon.

IV.	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions. Resolutions thereon.

Subject to the provisions of the paragraph immediately following this one, in order to have the right to attend the Meeting, the shareholders shall (i) be registered on the Company Shareholder Register, or provide other proof of ownership of Company shares or the corresponding certificates in accordance with the Mexican Stock Market Law. The Shareholder Register will be closed three working days prior to the date set for the Meeting, that is, on the 19th of April 2024; and (ii) have obtained their admission pass.

In order to have the right to attend the Meeting, at the latest on the working day before the Meeting (i) the shareholders shall deposit at the Company's offices, with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval") or with any national or foreign financial credit institution, their share certificates or the receipts or other proof of deposit issued by any such institutions, and (ii) the brokerage houses and the other depositaries at Indeval shall present a list containing the names, addresses, nationalities and number of shares of the shareholders that they will represent at the Meeting. Upon receipt of such documents, the Company shall issue an admission pass to the shareholders and/or deliver the forms that they may use in order to be duly represented at the Meeting pursuant to subsection III of Article 49 of the Securities Market Law. In order to attend the Meeting, the shareholders shall present the corresponding admission pass and/or form.

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The shares deposited at the Company by the shareholders for the purposes of attending the Meeting shall be returned when the Meeting has ended, upon the delivery of the deposit receipts issued to the shareholder or attorney-in-fact for such shares.

The shareholders may either attend the Meeting personally or be represented by a person or persons duly authorised in a power of attorney in accordance with Article 49 subsection III of the Securities Market Law or by any other form of representation granted pursuant to the law.

Furthermore, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby convened, and the application previously mentioned, shall be placed at the disposal of the shareholders at the Company's offices fifteen days prior to the date of the Meeting.

Mexico City, 7th of March 2024

____________________________________

Rafael Robles Miaja

Secretary of the Board of Directors

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

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